BYLAWS

of

New Platform Tech Inc.

ARTICLE I
Offices

1.1 **Registered Office and Registered Agent**: The Corporation's registered office is located in the State of _Nevada_____. The registered office is as stated in the Articles of Incorporation or as agreed by the Board of Directors.

1.2 **Other Offices**: The Corporation may have other offices as selected by the Board of Directors.

ARTICLE 2
Shareholders' Meetings

2.1 **Meeting Place**: All shareholder meetings must be held at the corporation's principal office or other place determined by the Board of Directors.

2.2 **Annual Meeting Time**: The annual shareholder meeting for the election of directors and the transaction of such other business properly before the meeting, must be held each year on ____, at the hour of ____. If that date is a legal holiday, then the meeting must be held on the day following, at the same hour.

2.3 **Annual Meeting - Order of Business**: The order of business at the annual shareholder meeting is as follows:

    (a) Calling the meeting to order.
    (b) Proof of notice of meeting (or filing of waiver).
    (c) Reading of minutes of last annual meeting.
    (d) Officer reports.
    (e) Committee reports.
    (f) Election of directors.
    (g) Miscellaneous business.

2.4 **Special Meetings**: Special shareholder meetings, for any purpose, may be called at any time by the President, Board of Directors, or the holders of at least one-tenth of all shares entitled to vote at the meeting.

2.5 **Notice**: Each shareholder of record entitled to vote at an annual or special meeting must be given written notice of the time and place the meeting by mail or personal delivery. Notice of an annual or special meeting must be mailed or delivered at least ten days, and not more than fifty days, prior to the meeting.

Notice of a special meeting must also include the purpose(s) for which the meeting is called.

2.6   **Voting Record**: At least ten days before each shareholder meeting, a complete record of the shareholders entitled to vote at the meeting must be made. This list must be arranged in alphabetical order and include the address of and number of shares held by each shareholder. This record must be kept on file at the Corporation's principal office for a period of ten days prior to the meeting. The records must also be kept open for inspection at shareholder meetings.

2.7   **Quorum**: Except as otherwise required by law:

(a)   A quorum at any annual or special shareholder meeting consists of shareholders representing, either in person or by proxy, a majority of the Corporation's outstanding capital stock, entitled to vote at such meeting.

(b)   A quorum of voters, as defined in this paragraph, must be present to transact business at any properly called meeting or adjourned shareholder meeting.

2.8   **Closing of Transfer Books and Fixing Record Date**: In order to determine which shareholders are entitled to notice of or to vote at any shareholder meeting, or any adjournment thereof, or entitled to receive payment of any dividend, the Board of Directors may require that the stock transfer books must be closed for at least ten and not more than fifty days prior to the meeting. Instead of closing the stock transfer books, the Board of Directors may fix in advance a record date for determination of such shareholders. The record date must not be more than fifty or less than ten days prior to the date of the meeting, adjournment, or payment.

2.9   **Proxies**: A shareholder may vote either in person or by proxy, signed in writing by the shareholder or the shareholder's duly authorized attorney-in-fact. No proxy is valid after eleven months from the date signed, unless the proxy states otherwise.

2.10 **Action by Shareholders Without a Meeting**: Any action which may be taken at any annual or special shareholder meeting may be taken without a meeting if all of the shareholders entitled to vote on the subject consent to the action in writing. Such consent has the same force and effect as a unanimous vote of the shareholders.

2.11 <u>Waiver of Notice</u>: If a shareholder who is entitled to notice signs a written waiver of the required notice, before or after the stated meeting time, the waiver is the equivalent to the giving of the required notice.

ARTICLE 3
Stock

3.1 <u>Certificates</u>: Certificates of stock must be issued in numerical order. Each shareholder is entitled to a certificate signed by the President or a Vice President and the Secretary or Assistant Secretary. The certificate may be sealed with the Corporation's seal or a facsimile thereof. If an officer who has signed or whose facsimile signature appears on any stock certificate ceases to be an officer before the certificate is used, it may be issued by the Corporation and is valid as if the person were an officer on the date of issue.

3.2 <u>Transfer</u>: Transfers of stock must be made upon the corporation's stock transfer books. Stock transfer books must be kept at the Corporation's registered office, its principal place of business, or the office of its transfer agent or registrar. Before a new certificate is issued, the old certificate must be surrendered for cancellation. The Board of Directors may, by resolution, open a share register in any state of the United States, and may employ an agent or agents to keep such register, and to record transfers or shares therein.

3.3 <u>Registered Owner</u>: Shareholders will be treated by the corporation as the holders in fact of the stock registered in his or her name. The Corporation is not bound to recognize any equitable or other claim to or interest in any share on the part of any other person, except as expressly provided below or by the laws of the State of <u>Nevada</u>. The Board of Directors may resolve to adopt a procedure by which a shareholder of the Corporation may certify in writing to the Corporation that all or a portion of the shares registered in the shareholder's name are held for the account of a specified person or persons. The resolution must set forth:
   (a)   The classification of shareholder who may certify;
   (b)   The purpose or purposes for which the certification may be made;
   (c)   The form of certification and information to be contained therein;
   (d)   If the certification is with respect to a record date or closing of the stock transfer books, the date within which the certification must be received by the Corporation; and
   (e)   Other provisions with respect to the procedure as are deemed necessary or desirable.

Upon receipt of a certification complying with this procedure, the Corporation must treat the persons specified in the certification as the holders of record of the number of shares specified in place of the shareholder making the certification.

3.4 **Mutilated, Lost, or Destroyed Certificates**: In case of any mutilation, loss or destruction of any stock certificate, another may be issued in its place on proof of such mutilation, loss or destruction. The Board of Directors may impose conditions on such issuance and may require the giving of a satisfactory bond or indemnity to the Corporation or the board may establish other procedures as they deem necessary.

3.5 **Fractional Shares or Scrip**: The Corporation may:

(a) Issue fractions of a share which entitle the holder to exercise voting rights, to receive dividends, and to participate in any of the Corporation's assets in the event of liquidation;
(b) Arrange for the disposition of fractional interests by those entitled thereto;
(c) Pay the fair market value, in cash, of fractions of a share as of the time when those entitled to receive such shares are determined; or
(d) Issue script in registered or bearer form which entitles the holder to receive a certificate for the full share upon surrender of such script aggregating a full share.

3.6 **Shares of Another Corporation**: Shares owned by the Corporation in another corporation, domestic or foreign, may be voted by officer, agent or proxy chosen by the Board of Directors or, in the absence of such determination, by the President of the Corporation.

ARTICLE 4
Board of Directors

4.1 **Numbers and Powers**: The management of all the Corporation's affairs, property, and interests is vested in the Board of Directors. The Board of Directors consists of a person or persons who are elected for a term of one year, and hold office until their successors are elected and qualified. Directors need not be shareholders or residents of the State of <u>Nevada</u> .In addition to the powers and authorities expressly granted by these Bylaws and the Articles of Incorporation, the Board of Directors may exercise all powers of the Corporation and do any lawful acts that is not directed or required to be done by the shareholders under statute, the Articles of Incorporation, or these Bylaws.

4.2 **Change of Number**: The number of directors may be increased or decreased at any time by amendment of these Bylaws. A decrease in number does not have the effect of shortening the term of any incumbent director.

4.3   <u>**Vacancies**</u>: All vacancies in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors. A director elected to fill any vacancy will hold office for the unexpired term of his or her predecessor and until a successor is elected and qualified. Any vacancy to be filled due to an increase in the number of directors may be filled by the Board of Directors for a term lasting until the next election of directors by the shareholders.

4.4   <u>**Removal of Directors**</u>: At a shareholder meeting called expressly for that purpose, the entire Board of Directors, or any member of the Board, may be removed by a vote of the holders of a majority of shares entitled to vote at an election of shareholders.

4.5   <u>**Regular Meetings**</u>: Annual and other regular meetings of the Board of Directors or any committee may be held without notice at the corporation's principal office or at any other place designated by the board of directors or a committee thereof. The annual meeting of the Board of Directors will be held without notice immediately after the adjournment of the annual meeting of shareholders. Other regular meetings of the Board of Directors may be at dates and times chosen by the board.

4.6   <u>**Special Meetings**</u>: Special meetings of the Board of Directors may be held at any place and at any time and may be called by the Chairman of the Board, the President, Vice President, Secretary or Treasurer, or any two or more directors.

4.7   <u>**Notice of Meetings**</u>: Unless the Articles of Incorporation provide otherwise, regular meetings of the Board of Directors may be held without notice of the date, time, place, or purpose of the meeting. Any special meeting of the Board of Directors must be preceded by at least two days' notice of the date, time, and place of the meeting, unless the Articles of Incorporation or these Bylaws require otherwise. Notice may be given personally, by facsimile, by mail, or in any other lawful manner. Oral notification is sufficient only if a written record of the notice is included in the Corporation's minute book. Notice is effective at the earliest of
(a) Receipt;
(b) Delivery to the proper address or telephone number of the director(s) as shown in the Corporation's records; or
(c) Five days after its deposit in the United States mail, as evidenced by the postmark, if correctly addressed and mailed with first-class postage prepaid.

4.8   **Quorum**: A majority of the whole Board of Directors is necessary at all meetings to constitute a quorum to transact business.

4.9   **Waiver of Notice**: Attendance or participation of a meeting by a director constitutes a waiver of notice of the meeting, unless a director attends for the express purpose of promptly objecting to the transaction of any business because the meeting was not lawfully called or convened. A director may waive notice by a signed writing, delivered to the Corporation for inclusion in the minutes before or after the meeting.

4.10   **Registering Dissent**: A director who is present at a board meeting, at which action on a corporate matter is taken, is presumed to have assented to the action, unless the director expressly dissents to the action. A valid dissent must be entered in the meeting's minutes, filed with the meeting's acting Secretary before its adjournment, or forwarded by registered mail to the Corporation's Secretary immediately after the meeting's adjournment. These options for dissent do not apply to a director who voted in favor of the action.

4.11   **Executive and Other Committees**: Standing or special committees may be appointed by the Board of Directors from among its members. These committees are invested with powers and subject to conditions as the Board sees fit. An Executive Committee may be appointed by a resolution passed by a majority of the full Board of Directors. The Executive Committee will have and exercise all of the authority of the Board of Directors, except that it may not amend the Articles of Incorporation or Bylaws, adopt a plan of merger or consolidation, recommend the sale, lease, exchange, or other disposition of all or substantially all the Corporation's property and assets (other than in the equal and regular course of business), or recommend a voluntary dissolution or revocation. All committees must record regular minutes of their meetings and keep the minute book at the corporation's office. The delegation of authority to any committee does not relieve the Board of Directors, or any member thereof, of any responsibility imposed by law.

4.12   **Remuneration**: Directors are not paid a stated salary for their service, except by resolution of the Board of Directors. Directors may also be paid a fixed sum and expenses, if any, for attendance at each regular or special meeting of such Board. Nothing herein contained precludes any director from receiving compensation for serving the Corporation in any other capacity. Members of standing or special committees may be allowed like compensation for attending committee meetings.

4.13   **Loans**: The Corporation may not make loans to the directors, unless first approved by the holders of two-thirds of the voting shares. The Corporation may not make loans secured by its own shares.

Corporate Bylaws

4.14 **Action by Directors Without a Meeting**: Any action which may be taken at a meeting of the Directors, or of a committee thereof, may be taken without a meeting if all of the Directors or members of the committee sign a written consent which sets forth the action taken. Such consent has the same effect as a unanimous vote.

4.15 **Action of Directors by Communications Equipment**: Any action which may be taken at a meeting of Directors, or of a committee thereof, may be taken by means of a conference telephone or similar communications equipment which allows all persons participating in the meeting to hear each other at the same time.

ARTICLE 5
Officers

5.1 **Designations**: The Corporation's officers will be a President, one or more Vice-Presidents (one of more of whom may be Executive Vice-President), a Secretary and a Treasurer, and Assistant Secretaries and Assistant Treasurers as the Board may designate, who will be elected by the directors at their first meeting after the annual shareholder meeting. An elected officer will hold office for one year or until a successor is elected and qualified. The same person may hold any two or more office, except the offices of President and Secretary.

5.2 **The President**: The President will preside at all meetings of shareholders and directors, have general supervision of the Corporation's affairs, and perform all other duties as are incident to the office or are properly required of him or her by the Board of Directors.

5.3 **Vice President**: During the absence or disability of the President, the Executive Vice-Presidents, in the order designated by the Board of Directors, may exercise all functions of the President. Each Vice-President may have such powers and fulfill such duties as may be assigned to him or her by the Board of Directors.

5.4 **Secretary and Assistant Secretaries**: The Secretary must:
a) Issue notices for all meetings, except for notices for special meetings of shareholders and special meetings of the Directors which are called by the requisite number of shareholders or Directors;
b) Keep the minutes of all meetings;
c) Have charge of the corporate seal and books;
d) Make reports and perform duties as are incident to the office, or are properly required of him or her by the Board of Directors.
The Assistant Secretary, or Assistant Secretaries in the order designated by the Board of Directors, will perform all of the duties of the Secretary

during the absence or disability of the Secretary, and at other times may perform such duties as are directed by the President or the Board.

5.5 **The Treasurer**: The Treasurer will:
a) Have custody of all the Corporation's monies and securities and keep regular books of account;
b) Disburse the Corporation's funds in payment of the just demands against the Corporation or as may be ordered by the Board of Directors, taking proper vouchers for such disbursements; and
c) Provide the Board with an account of all his or her transactions as Treasurer and of the financial conditions of the office properly required of him or her by the Board of Directors. The Assistant Treasurer, or Assistant Treasurers in the order designated by the Board of Directors, must perform all of the duties of the Treasurer in the absence or disability of the Treasurer, and at other times may perform such other duties as are directed by the President or the Board of Directors.

5.6 **Delegation**: In the absence or inability to act of any officer and of any person authorized to act in his or her place, the Board of Directors may delegate the officer's powers or duties to any other officer, director, or other person.

5.7 **Vacancies**: Vacancies in any office arising from any cause may be filled by the Board of Directors at any regular or special board meeting.

5.8 **Other Officers**: Directors may appoint other officers and agents as they deem necessary or expedient. The term, powers, and duties of such officers will be determined by the Board of Directors.

5.9 **Loans**: No loans may be made by the Corporation to any officer, unless first approved by the holders of two-thirds of the voting shares.

5.10 **Term - Removal**: The Corporation's officers hold office until their successors are chosen and qualify. Any officer or agent elected or appointed by the Board of Directors may be removed at any time, without cause, by the affirmative vote of a majority of the whole Board of Directors. Such removal does not impact the removed officer's contract rights, if any.

5.11 **Bonds**: The Board of Directors may resolve to require any officer to give bonds to the Corporation, with sufficient surety or sureties, conditioned upon the faithful performance of the duties of their offices and compliance with other conditions as required by the Board of Directors.

5.12 **Salaries**: Officers' salaries will be fixed from time to time by the Board of Directors. Officers are not prevented from receiving a salary by reason of the fact that he or she is also a director of the Corporation.

ARTICLE 6
Dividends and Finance

6.1 **Dividends**: Dividends may be declared by the Board of Directors and paid by the Corporation out of the unreserved and unrestricted earned surplus of the Corporation, or out of the unreserved and unrestricted net earnings of the current fiscal year, or in treasury shares of the Corporation, subject to the conditions and limitations imposed by the State of _Nevada_____. The stock transfer books may be closed for the payment of dividends during periods not to exceed fifty days, as fixed by the Board of Directors. The Board of Directors, without closing the Corporation's books, may declare dividends payable only to holders of record at the close of business on any business day not more than fifty days prior to the date on which the dividend is paid.

6.2 **Reserves**: The Directors may, in their absolute discretion, set aside out of the Corporation's earned surplus, such sum or sums as they deem expedient for dividend, maintaining any corporate property, or any other purpose, before making any distribution of earned surplus.

6.3 **Depositories**: The Corporation's moneys must be deposited in the Corporation's name in a bank or trust company or trust companies designated by the Board of Directors. Corporate monies may be drawn out only by check or other order for payment signed by such persons and in such manner as may be determined by resolution of the Board of Directors.

ARTICLE 7
Notices

Except as may otherwise be required by law, any notice to any shareholder or director may be delivered personally or by mail. If mailed, the notice will be deemed to have been delivered when deposited in the United States mail, addressed to the shareholder or director at his or her last known address in the records of the Corporation, with postage prepaid.

ARTICLE 8
Seal

The Board of Directors may adopt a corporate seal with the form and inscription of their choosing. The adoption and use of a corporate seal is not required.

ARTICLE 9
Books and Records

Corporate Bylaws

The Corporation must keep a complete and accurate accounting and minutes of the proceedings of its shareholders and Board of Directors. The Corporation must keep a list of its shareholders, including the names and addresses of all shareholders and the number and class of the shares held by each at its registered office or principal place of business, or at the office of its transfer agent or registrar. Any books, records, and minutes may be in written form or any other form capable of being converted into written form within a reasonable time.

ARTICLE 10
Special Corporate Acts

10.1 Execution of Written Instruments: Contracts, deeds, documents, and instruments must be executed by the President alone unless the Board of Directors designates another procedure.

10.2 Signing of Checks or Notes: Checks, notes, drafts, and demands for money must be signed by an officer(s) designated by the Board of Directors.

10.3 Indemnification of Directors and Officers: The Corporation will indemnify any and all current or former Directors or officers or any person who may have served at its request as a director or officer of the Corporation or of any other corporation in which it is a creditor, against expenses actually or necessarily incurred by them in connection with the defense or settlement of any action, suit, or proceeding brought or threatened in which they, or any of them, are or might be made party, by reason of being or having been directors or officers or a director or an officer of the Corporation, or of such other corporation. This indemnification will not apply, however, to any matter as to which such Director or officer or former Director or officer or person be adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of other rights to which the indemnified person may be entitled, under any law, bylaw, agreement, vote of shareholders, or otherwise.

ARTICLE 11
Amendments

11.1 By Shareholders: These Bylaws may be altered, amended or repealed by the affirmative vote of a majority of the voting stock issued and outstanding at any regular or special shareholder meeting.

11.2 <u>**By Directors**</u>: The Board of Directors has the power to make, alter, amend and repeal the Corporation's Bylaws. Any alteration, amendment, or repeal of the Bylaws, may be changed or repealed by the holders of a majority of the stock entitled to vote at any shareholders meeting.

11.3 <u>**Emergency Bylaws**</u>: The Board of Directors may adopt emergency Bylaws, subject to repeal or change by the shareholders, which operate during any emergency in the Corporation's conduct of business resulting from an attack on the United States or a nuclear or atomic disaster.

Adopted by resolution of the Corporation's Board of Directors or incorporator on this _____23_____ day of ____May____, 20_19__

Brandi Weidner
Director(s) or Incorporator(s)